April 24, 1998


Security Benefit Life Insurance Company
700 SW Harrison Street
Topeka, KS 66636-0001



Dear Sir/Madam:

This letter is with reference to the Registration Statement of SBL Variable Annuity Account VIII of which Security Benefit Life Insurance Company (hereinafter "SBL") is the Depositor. Said Registration Statement is being filed with the Securities and Exchange Commission for the purpose of registering the variable annuity contracts issued by SBL and the interests in SBL Variable Annuity Account VIII under such variable annuity contracts which will be sold pursuant to an indefinite registration.

I have examined the Articles of Incorporation and the bylaws of SBL, minutes of the meetings of its Board of Directors and other records, and pertinent provisions of the Kansas insurance laws, together with applicable certificates of public officials and other documents which I have deemed relevant. Based on the foregoing, it is my opinion that:

1. SBL is duly organized and validly existing as a mutual life insurance company under the laws of the State of Kansas.

2. SBL Variable Annuity Account VIII has been validly created as a Separate Account in accordance with the pertinent provisions of the insurance laws of Kansas.

3. SBL has the power, and has validly and legally exercised it, to create and issue the variable annuity contracts which are administered within and by means of SBL Variable Annuity Account VIII.

4. The amount of variable annuity contracts to be sold pursuant to the indefinite registration, when issued, will represent binding obligations of SBL in accordance with their terms providing said contracts were issued for the considerations set forth therein and evidenced by appropriate policies and certificates.

I hereby consent to the inclusion in the Registration Statement of my foregoing opinion.

Respectfully submitted,



Amy J. Lee
Associate General Counsel and Vice President
Security Benefit Life Insurance Company